Exhibit 99.1

Results for Announcement to the Market

James Hardie Industries plc

ARBN 097 829 895

Appendix 4D – Preliminary Final Report Year Ended 31 March 2015
Key Information	Year Ended 31 March
	2015 US$M	2014 US$M	Movement
Net Sales From Ordinary Activities	1,656.9	1,493.8	UP	11.0%
Profit From Ordinary Activities After Tax Attributable to Shareholders	291.3	99.5	UP	-
Net Profit Attributable to Shareholders	291.3	99.5	UP	-
Net Tangible (Liabilities) Assets per Ordinary Share	US$(0.46)	US$(0.45)	Down	-

Dividend Information

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A special dividend of US22.0 cents per security (“FY2015 special dividend”) and an FY2015 second half ordinary dividend of US27.0 cents per security (“FY2015 second half dividend”) was announced in US currency and is payable on 7 August 2015.

•

The record date to determine entitlements to the FY2015 special dividend and FY2015 second half dividend is 11 June 2015 (on the basis of proper instruments of transfer received by the Company’s registrar, Computershare Investor Services Pty Ltd, Level 4, 60 Carrington Street, Sydney NSW 2000, Australia, by 5:00pm if securities are not CHESS approved, or security holding balances established by 5:00pm or such later time permitted by ASTC Operating Rules if securities are CHESS approved).

•

An FY2015 first half ordinary dividend (“FY2015 first half dividend”) of US8.0 cents per security was paid to CUFS holders on 27 February 2015. The dividend was announced in US currency on 19 November 2014 , with a record date of 23 December 2014.

•	The FY2015 first half dividend, FY2015 special dividend, FY2015 second half dividend and future dividends will be unfranked for Australian taxation purposes.

•

The company will be required to deduct Irish DWT (currently 20% of the gross dividend amount) from this dividend and future dividends, unless the beneficial owner has completed and returned a non-resident declaration form (DWT Form).

•

The Australian currency equivalent amount of the FY2015 special and FY2015 second half dividends to be paid to CUFS holders will be announced after the record date. The amount payable to shareholders who have elected to receive their dividend in NZ dollars or British pounds will also be announced on the same date.

•	No dividend reinvestment plan is in operation for this FY2015 special or FY2015 second half dividend.

•

The FY2014 second half ordinary dividend (“FY2014 second half dividend”) of US32.0 cents per security and a special dividend (“FY2014 special dividend”) of US20.0 cents per security were paid to share/CUFS holders on 8 August 2014.

Movements in Controlled Entities during Year ended 31 March 2015

There were no movements in controlled entities during Year ended 31 March 2015.

Audit

The results and financial information included within this Preliminary Final Report have been prepared using US GAAP and have been subject to an independent audit by external auditors.

Results for the 4th Quarter and Year Ended 31 March 2015

Contents

1.	Media Release
2.	Management’s Analysis of Results
3.	Management Presentation
4.	Consolidated Financial Statements

James Hardie Industries plc is incorporated under the laws of Ireland with its corporate seat in Dublin, Ireland. The liability of members is limited. The information contained in the above documents should be read in conjunction with the James Hardie 2014 Annual Report which can be found on the company website at www.jameshardie.com.au.